FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC

9 May 2025

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") detailed below took place on 7 May 2025.

The awards made to Executive Directors disclosed in this announcement are the same awards disclosed in the separate Grant of Conditional Awards announcement released on 9 May 2025 pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Long term incentive awards ("LTI awards") were made to the Executive Directors named below, as part of variable pay for the performance year ended 31 December 2024. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2025 and ending on 31 December 2027.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures in the LTI scorecard, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2024. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2028. Upon each vesting, a one-year retention period applies.

The LTI awards were made in London and are based upon the average closing Share price on the London Stock Exchange on the five days starting 24 February 2025 which is £9.07.

Executive Directors

Name	Shares awarded
Georges Elhedery	1,367,880
Pam Kaur	797,930

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-05-07	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	1,367,880	£12,406,671.60
		Aggregated	£9.070	1,367,880	£12,406,671.60

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-05-07	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	797,930	£7,237,225.10
		Aggregated	£9.070	797,930	£7,237,225.10

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 May 2025